1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 20, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F   V                  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                         No   V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 7/20/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on July 20, 2006: Update the Company’s 2005 Annual Report

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Exhibit 99.1

Update the Company’s 2005 Annual Report

1. Date of occurrence of the event: 2006/07/20

2. Name of the company: United Microelectronics Corp.

3. Relationship to the company (listed company or affiliated company): Listed company

4. The shareholding ratios of mutual holding: N/A

5. Cause of occurrence:

The Company updated the information regarding its remunerations for directors, supervisors and managers in its 200 5 Annual Report. The update is required by the ROC government to disclose the proposed distribution of remunerations out of the Company’s 2005 retained earnings. For details about the updated file, please find at www.umc.com.

6. Countermeasures: none

7. Any other matters that need to be specified: none